Exhibit (e)(7)

October 13, 2004

Joe Burnett

Re:	Employment Terms

Dear Joe:

Volcano Therapeutics, Inc. (“Volcano” or the “Company”) is pleased to offer you the position of Senior Product Manager reporting to me. This position will be located at our facility in Rancho Cordova, CA.

This is an exempt position. Your annual salary will be $103,000. You will be paid biweekly (every other Friday, or the immediately preceding workday if the Friday is a holiday) at the rate of $3,961.54 per pay period, less payroll deductions and all required withholdings. You are eligible for the Company’s standard benefits package. Details about our current benefits policies are attached for your review.

Upon commencement of employment with the Company, you will be eligible to participate in the Volcano Therapeutics Stock Option Plan. Under this plan, we will recommend a stock option grant to purchase 10,000 shares of common stock subject to approval by the Board of Directors. Details on the stock grant, vesting schedule and exercise of options will be contained in a stock option agreement provided to you following the first board meeting after your hire date. This stock option grant will be subject to the terms and conditions of the Company’s Stock Option Plan, and is intended as an incentive and as recognition for the important role that you are expected to play in the Company.

As part of this offer, you are eligible for relocation benefits. An outline of these relocation benefits is attached as an addendum to this offer letter.

Our normal business hours are Monday through Friday 8:00AM to 5:00PM. As an exempt employee, you will be expected to work whatever hours are required by the nature of your work assignments.

Volcano is an “at will” employer. Accordingly, both you and Volcano have the right to terminate your employment at any time for any reason, with or without cause, and with or without notice. This at-will employment relationship cannot be changed except in a writing signed by the CEO of the Company. Similarly, promotions, transfers, demotions, suspensions and employee discipline may be implemented by Volcano at any time for any reason, with or without cause, and with or without notice. Volcano may also change your position, duties, and work location, and may modify your compensation and benefits from time to time, in its sole discretion.

Should any dispute subsequently develop between you and the Company relating to your employment, any such dispute will be required to be submitted to binding arbitration with the American Arbitration Association (“AAA”) under the then existing Employment Arbitration Rules of the AAA.

2870 KILGORE ROAD    RANCHO CORDOVA    CALIFORNIA    95670    ▼    800-228-4728    ▼     916-638-8812 FAX     ▼     www.volcanotherapeutics.com

Your employment is contingent on successfully passing a drug test. The test will be conducted by a laboratory selected and paid for by the Company. Enclosed is more information on location of lab facilities and Drug Testing Custody and Control Form. Within 24 hours of acceptance, you are asked to visit a Quest Diagnostics or SmithKline Beecham lab with the Control Form to complete your test. Your employment is also contingent on completing our Employment Application and our confirming the background and employment history you have provided, and your signing the attached Proprietary Information and Inventions Agreement, which prohibits unauthorized use or disclosure of Company proprietary information. As required by law, this offer is also subject to satisfactory proof of your right to work in the United States.

This letter, together with your Proprietary Information and Inventions Agreement, forms the complete and exclusive statement of your employment agreement with Volcano Therapeutics. The employment terms in this letter supersede any other agreements or promises made to you by anyone, whether oral or written.

Volcano would like you to begin your employment no later than November 10, 2004. To formally accept this offer on the above terms, please sign this letter and return it to me with the signed Proprietary Information and Inventions Agreement.

We feel you have the ability to make valuable contributions to our team and look forward to a successful working relationship.

Sincerely,

/s/ Vince Burgess
Vince Burgess
V.P., Marketing & Business Development

Attachments: Summary of Benefits and Proprietary Information and Inventions Agreement

I hereby accept employment with Volcano Therapeutics, Inc. on the terms and conditions set forth above.

/s/ Joe Burnett	10/15/04
Joe Burnett	Date

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